United States securities and exchange commission logo





                              September 19, 2023

       Stephen Preston
       Co-Chief Executive Officer
       FrontView REIT, Inc.
       3131 McKinney Avenue
       Suite L10
       Dallas, TX 75204

                                                        Re: FrontView REIT,
Inc.
                                                            Draft Registration
Statement on Form S-11
                                                            Submitted August
23, 2023
                                                            CIK No. 0001988494

       Dear Stephen Preston:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-11

       Table of Contents, page ii

   1. We note the statement that you cannot assure the accuracy or completeness of the data prepared by other
sources. Please delete this disclaimer to eliminate the implication that you are not responsible
for the accuracy of the information you elect to include in your prospectus.
       Certain Terms Used in this Prospectus, page v

   2. We note that you will enter into a New Delayed Draw Term Loan and a New Revolving
                                                        Credit Facility. Please
file these agreements as exhibits pursuant to Item 601(b)(10) of
 Stephen Preston
FirstName
FrontView LastNameStephen  Preston
          REIT, Inc.
Comapany 19,
September NameFrontView
              2023        REIT, Inc.
September
Page 2    19, 2023 Page 2
FirstName LastName
         Regulation S-K and identify the counter-parties to these agreements. Also, file the
         Revolving Credit Facility and Term Loan Credit Facility referenced on page vi.
Prospectus Summary, page 1

3. Please disclose here and in the risk factors that you have experienced net losses the past two years and describe the material impact these losses may have on your business, operations and financial condition.
Actively Manage our Balance Sheet to Maximize Capital Efficiency, page 4

4. Please disclose the amount of total debt that you may incur and quantify your debt service obligations. Also revise your summary risk factors and risk factor heading on page 40 to disclose this risk.
Our Business and Growth Strategies
Broad Market Relationships Drive Acquisition Pipeline, page 4

5. Please clarify how you plan to obtain a "last look" for other opportunities.
Risk Factors
We have identified a material weakness . . ., page 29

6. Please clarify the status of the material weaknesses and their components disclosed here.
         Also describe your remediation process. If the material weaknesses have not been remediated, please disclose when and how the company expects to do so. Risks Related to our Organizational Structure
Termination of our employment agreements . . ., page 39

7. Please disclose the circumstances under which you would be required to pay members of management termination fees and identify the members to which this applies.
         Additionally, in the executive compensation section, disclose the material terms of the agreements. Refer to Item 402(o) of Regulation S-K.
Dilution, page 57

8. We note your table on page 58. Please tell us how the information in note (1) and note (2)
         to the table are reflective of the effective cash contribution. Please refer to Item 506 of
         Regulation S-K.
Management's Discussion and Analysis . . ., page 61

9. Under Description of Certain Debt to be Outstanding After This Offering, please describe the material financial covenants in your debt agreements.
 Stephen Preston
FirstName
FrontView LastNameStephen  Preston
          REIT, Inc.
Comapany 19,
September NameFrontView
              2023        REIT, Inc.
September
Page 3    19, 2023 Page 3
FirstName LastName
Factors that Affect our Results of Operations and Financial Condition, page 62

10. Under your description of net lease terms, you state that substantially all of your leases are net leases pursuant to which your tenants generally are obligated to pay customary expenses associated with the leased property such as real estate taxes, insurance, maintenance and repairs, and in many cases capital costs. This appears to be a triple net lease. Please clarify whether your leases are net lease, single net lease, double net lease or triple net lease. Also provide a more detailed description of how many of these leases you have in each of these categories.
Results of Operations, page 64

11. We note your disclosure that the increase in contractual rental amounts billed was primarily attributable to growth of the real estate portfolio through new acquisitions during 2021 and 2022, combined with rent escalations from the existing portfolio. Please quantify the impact for each factor that you disclose was attributable to the increase.
Non-GAAP Financial Measures, page 69

12. We refer you to your reconciliations to arrive at FFO, AFFO and EBITDA. It appears that individual reconciling items (e.g. deprecation and amortization) include your share of the corresponding amount from your investment in an unconsolidated entity. Please revise to separately quantify the amount that relates to the unconsolidated entity within each reconciling item, or tell us how you determined separate quantification is not necessary.
Our Leases, page 95

13. Please provide all of the disclosure required by Item 15 of Form S-11. For example, disclose the occupancy rate of the properties expressed as a percentage for each of the last five years and the average effective annual rent per square foot for each of the last five years prior to the date of filing. Also clarify if your annualized base rent takes into account tenant concessions and abatements.
Unaudited Pro Forma Consolidated Financial Statements
REIT Contribution Transactions and Internalization, page F-2

14. It is unclear if your discussion of the REIT contribution transaction on pages F-2 to F-3 addresses what will happen to all of your equity instruments. Please revise your disclosure to clearly describe each equity instrument and how it will be exchanged upon the REIT contribution transaction. For clarity, please consider using the same terms used in the audited financial statements of your predecessor (i.e. U.S. Limited Partners, NADG
         NNN Property Fund (US) Limited Partnership, Preferred Units, and Convertible non-
         controlling preferred interests.)
 Stephen Preston
FirstName
FrontView LastNameStephen  Preston
          REIT, Inc.
Comapany 19,
September NameFrontView
              2023        REIT, Inc.
September
Page 4    19, 2023 Page 4
FirstName LastName
Unaudited Pro Forma Consolidated Statement of Operations, page F-6

15. Please revise to present pro forma earnings per share, or tell us how you determined this information is not necessary. Reference is made to Rule 11-02 of Regulation S-X.
Notes to Unaudited Pro Forma Consolidated Financial Statements, page F-7

16. To the extent you have multiple items in a note, please clearly describe and quantify each line item that is impacted. In this regard, please note the following two bullets which are provided for example purposes only and is not an exhaustive list.
             We refer you to note (D) which identifies the consolidation and preliminary allocation of the Joint Venture purchase price impacting cash, cash equivalents and restricted cash by $2.6 million. However, the adjustment for cash in the Pro Forma
              Consolidated Balance Sheet is $4.8 million. Please revise note
(D) to quantify the
              additional adjustment to cash, cash equivalents and restricted cash.
             We note your adjustment in column (D) on page F-5 for partner's capital of $5.8 million. However, we are unable to locate a description of this adjustment within your note (D) on pages F-7 and F-8. Please revise.
17. We note your note (E) and that you will account for the Internalization as an asset acquisition under ASC 805. Please tell us how you determined this acquisition is an asset acquisition and is not a business combination. Within your response, please reference
         ASC 805.
18. The above comment notwithstanding, within your note (E) you state that the purchase price is $38.8 million and the cost of the acquisition will be allocated to the assets acquired and liabilities assumed. Within your note (L), you indicate that $37.6 million of the $38.8 million will be expensed. Please address the apparent discrepancy regarding the allocation of the $38.8 million purchase price. Further, please tell us how your accounting is consistent with an asset acquisition under ASC 805.
19. We note your disclosure on page 65 that you paid an affiliate of your external manager a monthly property management fee and that you paid your external manager a quarterly asset management fee. We note your disclosure on page iv that your external manager is controlled by your Founder. With a view to clarifying for us the accounting for the
         Internalization transaction at notes (E) and (L), please address the following:
             Please clarify for us how you determined your Founder controls your external manager. Your response should include, but not be limited to, organization charts. Please reference the authoritative accounting literature management relied upon.
             Please clarify for us who controls your predecessor and how you made that determination. Your response should include, but not be limited to, organization charts. Please reference the authoritative accounting literature management relied upon.
 Stephen Preston
FrontView REIT, Inc.
September 19, 2023
Page 5
20. We note your disclosure related to adjustment (K) on pages F-9 and F-10 and that you have reflected a gain on the Joint Venture Acquisition of $5.3 million in your pro forma financial statements. Please tell us what consideration you gave to disclosing that this gain will not recur. Reference is made to Rule 11-02 of Regulation S-X. NADG NNN Property Fund LP Consolidated Financial Statements
7. Partners' Capital, page F-32

21. We note your disclosure that Common Limited Partners have the right to redeem their
      Common Units as at the end of any fiscal quarter of the Partnership for a redemption price equal to the NAV. Please clarify for us how you determined it was appropriate to classify these instruments within partners' capital and at an amount that appears to be less than the redemption value. Within your response, please clarify for us the nature of the redemption terms. Further, please address ASC 480-10-S99-3A in your response.
9. Convertible Non-Controlling Preferred Interests, page F-33

22. We note your disclosure that Series A preferred units are valued at the redemption value.
      Please revise your filing to disclose your accounting policy that the accretion of such non-
      controlling interests is recorded as an adjustment to total partners' capital.
Schedule III - Real Estate Assets and Accumulated Deprecation, page F-36

23. We note your reconciliation of accumulated depreciation at the bottom of page F-43.
      Please clarify for us why there is no reduction in accumulated depreciation for the cost of real estate sold during 2022.
General

24. Please supplementally provide us with copies of all written communications, as defined in
      Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
       You may contact Howard Efron at 202-551-3439 or Jennifer Monick at 202-551-3295 if
you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Brigitte Lippmann at 202-551-3713 with any other questions.



                                                            Sincerely,
FirstName LastNameStephen Preston
                                                            Division of
Corporation Finance
Comapany NameFrontView REIT, Inc.
                                                            Office of Real
Estate & Construction
September 19, 2023 Page 5
cc:       Stuart A. Barr, Esq.
FirstName LastName